Exhibit 7.E

EXPENSES

Expenses payable, other than underwriting commissions, by JICA in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 159.04= U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on May 19, 2026, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$23,477
Fiscal Agent’s fee, including printing and engraving the Securities	151,000
Printing expenses	15,500
Legal fees and expenses	100,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	291,723

Total	$581,700